“Exhibit 4.5”

12 September 2006

Theresa Gattung

Chief Executive Officer

Telecom New Zealand Limited

PO Box 570

WELLINGTON

Dear Theresa

VARIATION TO TERMS AND CONDITIONS

I am writing to formally confirm the following changes to your terms and conditions as set out in your individual employment agreement with Telecom dated 10 August 1999 and subsequent variation to that agreement as described in the letters dated 11 November 2003, 8 December 2004 and 23 August 2005.

REMUNERATION AND BENEFITS

Your Total Base Remuneration in clause 3.2 of your contract will be maintained at $1,250,000 gross per annum for the year beginning 1 July 2006.

PERFORMANCE INCENTIVE SCHEME

You will continue to participate in the Performance Incentive Scheme. The rules governing the Performance Incentive Scheme are set out in the attached Performance Incentive Scheme Rules. The Board reserves the right, subject to and in accordance with the Performance Incentive Scheme Rules to cancel or amend this scheme at any time, in its sole discretion.

The target value with effect from 1 July 2006 is $1,100,000.

SHARE OPTIONS

The Board has decided to suspend the operation of the Performance Option Scheme for the year beginning 1 July 2006.

LONG-TERM INCENTIVE SCHEME

The Board has approved the payment of an amount of $550,000 to be paid in cash subject to performance against specific strategic business transformation measures to secure the long term value of Telecom over a two-year period to 30 June 2008. This amount maybe paid in instalments over the period, and if your employment should cease prior to that date for any reason other than termination for cause, the Board has the discretion to pay any outstanding amount in full.

OTHER TERMS AND CONDITIONS

All other terms and conditions as set out in your employment contract and subsequently varied remain unchanged and in force and effect.

Yours sincerely

/s/Wayne Boyd
Wayne Boyd
Chairman

I, Theresa Elizabeth Gattung, understand and accept the conditions of employment set out in this variation to my contract and I confirm my acceptance of these terms and conditions.

/s/Theresa Gattung
Theresa E Gattung
Date